

Mail Stop 3561

May 19, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Thomas N. Hund
Chief Financial Officer
Burlington Northern Santa Fe, LLC
2650 Lou Menk Drive
Fort Worth, Texas 76131-2830

> **Re:** **Burlington Northern Santa Fe, LLC**
> **File No. 001-11535, and**
> **BNSF Railway Company**
> **File No. 001-06324**
> **Forms 10-K for the year ended December 31, 2009**

Dear Mr. Hund:

We have reviewed your response dated April 26, 2010 and have the following comment. Unless otherwise indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that comment references such as page numbers refer to the Burlington Northern Santa Fe, LLC Form 10-K, but similar changes should also be made in the BNSF Railway Company Form 10-K.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2009

Note 2 – Significant Accounting Policies

Property and Equipment, Net, page 43

1. In your response to our previous comment #2, you stated that normal repairs and maintenance are charged to operating expense as incurred, while costs incurred that extend the useful life of an asset, improve the safety of your operations, or improve operating efficiency are capitalized. In light of the significance of these expenditures, as well as the overall importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe you should provide additional disclosure with respect to the amounts of repairs and maintenance that are capitalized and the amounts expensed for each period presented. Although not specifically required by GAAP, we believe such additional disclosure is useful because it would enable an investor to gain a greater understanding of your business with regard to the capitalization of certain costs to upgrade your railroad, as compared to the expensing of other costs that you consider to be normal repairs and maintenance. It could also provide meaningful trend information. In this regard, we would not object to the presentation of information pertaining to the amounts of repairs and maintenance that are capitalized, as compared to the amounts expensed, solely in your MD&A.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief